UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                             National Vision, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   63845P101
                                (CUSIP Number)

                               August 17, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] 	Rule 13d-1(b)

[  ]	Rule 13d-1(c)

[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13G

CUSIP No.63845P101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      U.S. Bancorp Investments, Inc.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) |_|
                                                           (B) |_|
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Minnesota

                  5   SOLE VOTING POWER
   NUMBER OF             688,654 shares of Common Stock
     SHARES
  BENEFICIALLY    6    SHARED VOTING POWER
    OWNED BY               -0-
      EACH
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON                -0-
      WITH
                  8   SHARED DISPOSITIVE POWER
                          668,654 shares of Common Stock

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              668,654 shares of Common  Stock

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN  SHARES*                                                  | |
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11    PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (9)
       13.8% of outstanding class
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12  TYPE OF REPORTING PERSON*
       BD
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer:

        National Vision, Inc.

(b)	Address of Issuer's Principal Executive Offices:

        296 Grayson Highway
        Lawrenceville, GA  30045

Item 2.	(a)	Name of Person Filing:

        U.S. Bancorp Investments, Inc. ("Reporting Person")

(b)	Address of Principal Business Office or, if none, Residence:

        11766 Wilshire Boulevard, Suite 870
        Los Angeles, California 90025

(c)	Citizenship:

        Incorporated in the State of Minnesota.

(d)	Title of Class of Securities:

        Common Stock, par value $.01 per share

(e)	CUSIP Number:

        63845P101

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Item 4.  Ownership

(a)      Amount Beneficially Owned:

         688,654 shares of Common Stock at August 17, 2001

(b)      Percent of Class:

        13.8% of the class of Common Stock outstanding at August 17, 2001

(c)	Number of shares as to which the Reporting Person has:


         (i)   sole power to vote or to direct the vote:
               688,654 shares of Common Stock at August 17, 2001

         (ii)  shared power to vote or to direct the vote:
               -0- shares of Common Stock at August 17, 2001

         (iii) sole power to dispose or to direct the disposition of:
               -0- shares of Common Stock at August 17, 2001

         (iv) shared power to dispose or to direct the disposition of:
               688,654 shares of Common Stock at August 17, 2001.

  On May 31, 2001, the Issuer (formerly known as Vista Eyecare, Inc.) emerged from bankruptcy pursuant to the First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries, as modified by the Modification to First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries and First Amended Joint Plan of Reorganization Under Chapter
11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc., and Certain of Their Debtor Subsidiaries (collectively, the "Plan"). The Reporting Person, and other holders of 5% or more of the Common Stock received pursuant to the Plan, have been made subject to a lock-up, under which they have agreed not to sell their Common Stock for six months after May 31, 2001, and to sell it only upon the written consent of the Issuer's Board of Directors for an additional 30 months thereafter. Such consent by the Issuer's Board of Directors may only be withheld if any such sale would result in or materially increase the likelihood of material adverse tax consequences to the Issuer.

  The Reporting Person is also the owner of certain debt securities of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification.

         Certification pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 24, 2001
Date

U.S. BANCORP INVESTMENTS, INC.


By: /s/ Jess M. Ravich
   Jess M. Ravich, Chief Executive Officer